SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

26 April 2016
BP first quarter 2016 results

BP today reported its results for the first quarter of 2016. Underlying replacement cost profit1 for the quarter was $532 million, compared with $196 million for the previous quarter and $2.6 billion for the first quarter of 2015. Compared with the previous quarter, lower costs throughout the Group more than offset the impact of significantly weaker oil and gas prices and refining margins.

Bob Dudley, BP group chief executive, said: "Despite the challenging environment, we are driving towards our near-term goal of rebalancing BP's cash flows. Operational performance is strong and our work to reset costs has considerable momentum and is delivering results. Furthermore, development of our next wave of material upstream projects is well on track."

The Brent oil marker price averaged $34 a barrel in the quarter, compared with $44 in 4Q 2015 and $54 in 1Q 2015, and refining margins were at the lowest quarterly average for over five years. Brent prices have so far averaged $40 in the second quarter.

"Market fundamentals continue to suggest that the combination of robust demand and weak supply growth will move global oil markets closer into balance by the end of the year," added Dudley.

BP announced an unchanged dividend for the quarter of 10c per ordinary share, expected to be paid in June.

Underlying operating cash flow2 in the first quarter was $3.0 billion. This excluded $1.1 billion of payments related to the Gulf of Mexico oil spill which were offset by divestment proceeds of $1.1 billion.

Operational performance continued to be strong with reliability of Upstream operated assets and refining availability both at 95%.

Organic capital expenditure in the first quarter was $3.9 billion compared to $4.4 billion in the first quarter of 2015. BP now expects total organic capital expenditure in 2016 to be around $17 billion and, in the event of continued low oil prices, sees flexibility to move to $15-17 billion in 2017.

Costs are also reducing; BP's cash costs3 over the last four quarters were $4.6 billion lower than in 2014. BP expects cash costs for 2017 to be $7 billion lower than for 2014.

Brian Gilvary, chief financial officer, said: "As we steadily take out more costs, the point at which we expect to be able to rebalance 2017 organic sources and uses of cash continues to move lower; we currently anticipate being able to achieve this at oil prices in the range $50-55 a barrel. This progress underpins our commitment to sustaining BP's dividend as the first priority within our financial frame. Should prices remain low, we have the flexibility to adjust further within the financial framework."

At the end of the quarter BP's gearing level was 23.6%. Following the finalisation of the settlement of federal and state claims arising from the Deepwater Horizon accident, and to allow more flexibility in the current volatile oil price environment, BP intends to return to managing gearing within its historical range of 20-30%.

Segment results
BP's Downstream segment reported an underlying pre-tax replacement cost profit1 of $1.8 billion, compared with $1.2 billion for the previous quarter. Lower costs, strong refining operations and an improved supply and trading contribution more than offset the impact of the weaker refining environment and the seasonal reduction in fuels sales.

BP's Upstream segment reported an underlying pre-tax replacement cost loss1 of $747 million for the quarter, broadly similar to the previous quarter's result. Lower costs, including the benefits of simplification programmes and lower exploration write-offs, largely offset the impact of lower oil and gas prices. BP reported $66 million as its estimated share of Rosneft earnings for the quarter4, compared with $235 million in the previous quarter.

BP's overall production of oil and gas, including Rosneft4, was 3.5 million barrels of oil and gas equivalent a day (mmboe/d). Excluding Rosneft, BP's Upstream production was 2.4 mmboe/d, 5.2% higher than a year earlier.

Strategic progress
In the quarter BP signed an agreement to extend the major Khazzan licence in Oman, a shale gas production sharing contract in China and an agreement to work on future opportunities with the Kuwait Petroleum Company across all lines of business. Two upstream projects have begun production since the beginning of the year: the In Salah Southern Fields project in Algeria and the Exxon-operated Point Thomson project in Alaska.

BP is also progressing its next wave of material upstream projects. Among others, the major developments of Quad 204 and Clair Ridge in the UK, Khazzan Phase 1 in Oman, Juniper in Trinidad, the Taurus/Libra phase of the West Nile Delta project in Egypt and Shah Deniz Phase 2 in Azerbaijan are all on track. BP expects projects scheduled to start up through 2016 and 2017 will put in place 500,000 boe/d of new net production capacity by the end of 2017 compared to 2015.

In the Downstream, the global roll-out of BP's biggest fuel launch for a decade - Ultimate with ACTIVE technology - continued. This fuel achieves a significant increase in mileage per tank for customers. BP also expanded its convenience retail partnerships with new agreements in Germany and the Netherlands.

Deepwater Horizon developments
In the US, in April the Court entered the final judgment on the Consent Decree relating to the settlement of federal and state claims arising from the Deepwater Horizon incident and both the Consent Decree and settlement agreement are now effective. This is an important milestone for BP.

A charge of $0.9 billion related to the 2010 oil spill was taken in the quarter bringing the total pre-tax cumulative charge related to the event to $56.4 billion. The charge for the quarter included around $0.6 billion related to business economic loss claims not previously provided for, as well as costs relating to the settlement of certain civil claims outside of the 2012 settlement with the Plaintiffs' Steering Committee. BP has agreed simplified and accelerated procedures for processing business economic loss claims which is reflected in the quarter's charge. It is still not possible to reliably estimate the remaining liability for these claims and BP continues to review this each quarter.

The $1.1 billion pre-tax cash outflow related to the oil spill in the quarter included $530 million related to the 2012 criminal settlement.

Further information:

BP press office London: +44 20 7496 4076, bppress@bp.com

Notes:

1.	Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.
2.	Underlying operating cash flow excludes amounts related to the Gulf of Mexico oil spill
3.	Cash costs are the principal operating and overhead costs that management considers to be the most directly under their control; see www.bp.com for further information.
4.
The operational and financial information for the Rosneft segment for the first quarter of 2016 is based on preliminary operational and financial results of Rosneft for the three months ended 31 March 2016. Actual results may differ from these amounts.

Full BP p.l.c. Group results for the first quarter of 2016 can be seen at www.bp.com/results

Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement.
This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding plans and expectations with respect to BP's focus on sustaining dividends; the expected quarterly dividend payment and timing of such payment; plans and expectations regarding BP's annual organic capital expenditure through 2017 and cash costs through 2017; plans and expectations regarding gearing levels, future oil prices and market trends and BP's goal of balancing sources and uses of cash by 2017 at $50-55/bbl; plans and expectations regarding activities in Oman and Algeria and upstream projects scheduled to start up through 2016 and 2017 and BP's share of Rosneft's net income and expectations with respect to the total amounts that will ultimately be paid by BP in relation to the Gulf of Mexico incident and the timing thereof; Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; the timing and amount of future payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft's management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this press release and under "Risk factors" in BP Annual Report and Form 20-F 2015 as filed with the US Securities and Exchange Commission.
This document contains references to non-proved resources and production outlooks based on non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov
This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 April 2016

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Secretary